August 14, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Suzano Papel e Celulose S.A.
Application for Withdrawal on Form AW
for Amendment No. 2 to Form F-4 Registration Statement (Registration No. 333-226596)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Suzano Papel e Celulose S.A. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-226596), together with all exhibits and amendments thereto (collectively, “Amendment No. 2”), filed with the Commission on August 14, 2018.

The Company intends to re-file Amendment No. 2 as a post-effective amendment under form type POS AM on August 14, 2018 (the “Post-Effective Amendment”) to the Registration Statement No. 333-226596 on Form F-4 (the “Registration Statement”). The Company believes that the withdrawal of Amendment No. 2 is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to Amendment No. 2 and the Registration Statement. Furthermore, Amendment No. 2 was not declared effective by the Commission.

Accordingly, the Company hereby respectfully requests that the withdrawal of Amendment No. 2 be effective as of the date hereof.

If you require additional information, please do not hesitate to contact the undersigned at +55 11 3503-9000 or our counsel, Juan G. Giráldez of Cleary Gottlieb Steen & Hamilton LLP, at +55 11 2196 7202.

Very truly yours,

/s/ Marcelo Feriozzi Bacci
Name: Marcelo Feriozzi Bacci
Title: Chief Financial Officer and Investor Relations Director
Suzano Papel e Celulose S.A.

cc:	Juan G. Giráldez, Cleary Gottlieb Steen & Hamilton LLP